Exhibit (h)(12)

Execution Copy

ADMINISTRATION AGREEMENT

Agreement dated as of November 14, 2011 by and between State Street Bank and Trust Company, a Massachusetts trust company (the “Administrator”), and MassMutual Barings Cayman Global Dynamic Asset Allocation Fund I, Ltd., an exempted limited company incorporated in the Cayman Islands (the “Company”).

WHEREAS, MassMutual Premier Funds (the “Trust”) is an open-end management investment company currently comprised of multiple series (each, a “Fund” and collectively, the “Funds”), and is registered with the U.S. Securities and Exchange Commission (“SEC”) by means of a registration statement (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, MassMutual Barings Dynamic Allocation Fund (the “Barings Fund”) is a series of the Trust;

WHEREAS, the Company is a wholly owned subsidiary of the Barings Fund; and

WHEREAS, the Company desires to retain the Administrator to furnish certain administrative services to the Company, and the Administrator is willing to furnish such services, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows:

1.	APPOINTMENT OF ADMINISTRATOR

The Company hereby appoints the Administrator to act as administrator with respect to the Company for purposes of providing certain administrative services for the period and on the terms set forth in this Agreement. The Administrator accepts such appointment and agrees to render the services stated herein.

2.	DELIVERY OF DOCUMENTS

The Company will promptly deliver to the Administrator copies of each of following documents and all future amendments and supplements, if any:

a.	The Company’s organizational documents (collectively, the “Organizational Documents”) as amended from time to time;

b.	Copies of the resolutions of the Board of Directors of the Company (the “Board”) authorizing (1) the Company to enter into this Agreement and (2) certain individuals to (a) give instructions to the Administrator pursuant to this Agreement and (b) sign checks and pay expenses;

c.	A copy of the investment advisory agreement and any other service agreements between the Company and its investment adviser; and

d.	Such other certificates, documents or opinions which the Administrator may, in its reasonable discretion, deem necessary or appropriate in the proper performance of its duties.

3.	REPRESENTATIONS AND WARRANTIES OF THE ADMINISTRATOR

The Administrator represents and warrants to the Company that:

a.	It is a Massachusetts trust company, duly organized and existing under the laws of The Commonwealth of Massachusetts;

b.	It has the corporate power and authority to carry on its business in The Commonwealth of Massachusetts;

c.	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement;

d.	No legal or administrative proceedings have been instituted or threatened which would materially impair the Administrator’s ability to perform its duties and obligations under this Agreement; and

e.	Its entrance into this Agreement shall not cause a material breach or be in material conflict with any other agreement or obligation of the Administrator or any law or regulation applicable to it.

4.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Administrator that:

a.	The Company is an exempted limited company, and is duly incorporated and existing and in good standing under the laws of the Cayman Islands;

b.	The sole shareholder of the Company is the Barings Fund, a series of the Trust, and the Company shall notify the Administrator a reasonable period of time in advance if it expects that any other person or entity will become a shareholder in the Company;

c.	The Company is empowered under applicable laws and by the Organizational Documents to enter into and perform this Agreement;

d.	All proceedings required by the Organizational Documents have been taken to authorize the Company to enter into and perform this Agreement;

e.	As of the close of business on the date of this Agreement, the Company is authorized to issue shares of beneficial interest;

f.	No legal or administrative proceedings have been instituted or threatened which would impair the Company’s ability to perform its duties and obligations under this Agreement;

g.	Its entrance into this Agreement will not cause a material breach or be in material conflict with any other agreement or obligation of the Company or any law or regulation applicable to it; and

h.	With respect to the Trust:

(1)	The Trust is a business trust duly organized, existing and in good standing under the laws of The Commonwealth of Massachusetts;

(2)	The Trust is an investment company properly registered under the 1940 Act;

(3)	A registration statement under the 1933 Act and 1940 Act has been filed by the Trust and is effective and will remain effective during the term of this Agreement;

(4)	As of the effective date of this Agreement, all necessary filings under the securities laws of the states in which the Trust offers or sells its shares have been made; and

(5)	As of the close of business on the date of this Agreement, the Trust is authorized to issue shares of beneficial interest.

5.	ADMINISTRATION SERVICES

The Administrator shall provide the following services, subject to the, authorization and direction of the Company, and in each case where appropriate, the review and comment by the Company’s independent accountants and legal counsel and in accordance with procedures which may be established from time to time between the Company and the Administrator:

Fund Administration Treasury Services

a.

Prepare for the review by designated officer(s) of the Trust financial information regarding the Company that will be included in the Barings Fund’s semi-annual and annual shareholder reports, Form N-Q reports and other quarterly reports (as mutually agreed upon), including tax footnote disclosures where applicable;

b.	Coordinate the audit of the Company’s financial statements by the Company’s independent accountants, including the preparation of supporting audit workpapers and other schedules;

c.	Prepare for the review by designated officer(s) of the Trust or the Company annual Company expense budgets, perform accrual analyses and roll-forward calculations and recommend changes to Company expense accruals on a periodic basis, arrange for payment of the Company’s expenses, review calculations of fees paid to the Company’s investment advisor, custodian, fund accountant, distributor and transfer agent, and obtain authorization of accrual changes and expense payments;

d.	Maintain certain books and records with respect to the Company as set forth in Section 10 hereof;

Fund Administration Tax Services

e.	Prepare for review by designated officers of the Company, calculations necessary to prepare the Company’s tax provision; and

f.	Prepare the Company’s federal, state, and local income tax returns and other tax filings, if any, and extension requests for review by designated officers of the Trust or the Company and for execution and filing by the Company’s independent accountants and execution and filing by the Company’s treasurer, including Form 1120-F, Form 5471 and Form 926.

Neither the Administrator nor any of the Administrator’s directors, officers, employees or agents is acting as the Company’s tax experts. In the event the Administrator provides any tax-related services to the Company, such services are merely to provide calculations and information to be reviewed and approved by the Company and their tax experts, or to implement the tax policy decisions of the Company. As a result, the Administrator shall have no responsibility or liability for any obligations now or hereafter imposed on the Company, the Company’s shares or the Company’s shareholders by the tax laws of any jurisdiction (including any interest or penalties thereon), including but not limited to any loss or liability resulting from the Company failing to (i) provide the Administrator with information regarding the tax status of the Company, or (ii) the Administrator’s calculation, review or implementation of the Company’s tax policy decisions.

The Administrator shall perform such other services for the Company that are mutually agreed to by the parties from time to time, for which the Company will pay such fees as may be mutually agreed upon, including the Administrator’s reasonable out-of-pocket expenses. The provision of such services shall be subject to the terms and conditions of this Agreement. In performing services under this Agreement, the Administrator shall act in conformity with the

Company’s Organizational Documents, as the same may be amended from time to time. Notwithstanding any item discussed herein, the Administrator has no discretion over the Company’s assets or choice of investments and cannot be held liable for any matter relating to such assets or investments.

The Administrator shall provide the office facilities and the personnel required by it to perform the services contemplated herein.

6.	FEES; EXPENSES; EXPENSE REIMBURSEMENT

The Administrator shall receive from the Company such compensation for the Administrator’s services provided pursuant to this Agreement as may be agreed to from time to time in a written fee schedule approved by the parties and initially set forth in the fee schedule to this Agreement. The fees are accrued daily and billed monthly and shall be due and payable upon receipt of the invoice. Upon the termination of this Agreement before the end of any month, the fee for the part of the month before such termination shall be prorated according to the proportion which such part bears to the full monthly period and shall be payable upon the date of termination of this Agreement. In addition, the Company shall reimburse the Administrator for its out-of-pocket costs incurred in connection with this Agreement. All rights of compensation and expense reimbursement under this Agreement for services performed shall survive the termination of this Agreement.

The Company agrees promptly to reimburse the Administrator for any equipment and supplies specially ordered by or for the Company through the Administrator and for any other expenses not contemplated by this Agreement that the Administrator may incur on the Company’s behalf or at the Company’s request or with the Company’s consent.

The Company acknowledges and agrees that the Company will bear all expenses that are incurred in the operation of the Company and not specifically assumed by the Administrator. Expenses to be borne by the Company include, but are not limited to: organizational expenses; cost of services of independent accountants and outside legal and tax counsel (including such counsel’s review of the Company’s Organizational Documents, proxy materials, tax and regulatory filings and other reports and materials prepared by the Administrator under this Agreement); cost of any services contracted for by the Company directly from parties other than the Administrator; cost of trading operations and brokerage fees, commissions and transfer taxes in connection with the purchase and sale of securities for the Company; investment advisory fees; taxes, insurance premiums and other fees and expenses applicable to its operation; costs incidental to any meetings of shareholders including, but not limited to, legal and accounting fees, proxy filing fees and the costs of preparation (e.g., typesetting, XBRL-tagging, page changes and all other print vendor and EDGAR charges, collectively referred to herein as “Preparation”), printing and mailing of any proxy materials; costs incidental to Board meetings, including fees and expenses of Board members; the salary and expenses of any officer, director\trustee or employee of the Company; costs incidental to any Preparation, printing and distribution of the Company’s Organizational Documents and any amendments thereto and shareholder reports; cost of Preparation and filing of the Company’s tax returns and all notices, registrations and amendments associated with applicable tax and securities laws; all applicable registration fees and filing fees required under applicable securities laws; any fidelity bond or directors’ and officers’ liability insurance; and cost of any independent pricing services used in computing the Company’s net asset value.

The Administrator is authorized to and may employ or associate with such person or persons as the Administrator may deem desirable to assist it in performing its duties under this Agreement; provided, however, that the compensation of such person or persons shall be paid by the Administrator and that the Administrator shall be as fully responsible to the Company for the acts and omissions of any such person or persons as it is for its own acts and omissions.

7.	INSTRUCTIONS AND ADVICE

At any time, the Administrator may apply to any officer of the Company or the Trust for instructions and may, with prior approval of the Company (such approval not to be unreasonably withheld), consult with its own legal counsel or outside counsel for the Company or the independent accountants for the Company at the expense of the Company, with respect to any matter arising in connection with the services to be performed by the Administrator under this Agreement. The Administrator shall not be liable, and shall be indemnified by the Company, for any action taken or omitted by it in good faith in reliance upon any such instructions or advice or upon any paper or document believed by it to be genuine and to have been signed by an officer or other representative of the Company or the Trust. The Administrator shall not be held to have notice of any change of authority of any person until receipt of written notice thereof from the Company or the Trust. Nothing in this paragraph shall be construed as imposing upon the Administrator any obligation to seek such instructions or advice, or to act in accordance with such advice when received.

8.	LIMITATION OF LIABILITY AND INDEMNIFICATION

The Administrator shall be responsible for the performance of only such duties as are set forth in this Agreement and, except as otherwise provided under Section 6, shall have no responsibility for the actions or activities of any other party, including other service providers. The Administrator shall have no liability in respect of any loss, damage or expense suffered by the Company or the Trust insofar as such loss, damage or expense arises from the performance of the Administrator’s duties hereunder in reliance upon records that were maintained for the Company or the Trust by entities other than the Administrator prior to the Administrator’s appointment as Administrator hereunder. The Administrator shall have no liability for any error of judgment or mistake of law or for any loss or damage resulting from the performance or nonperformance of its duties hereunder unless solely caused by or resulting from the negligence or willful misconduct of the Administrator, its officers or employees. The Administrator shall not be liable for any special, indirect, incidental, punitive or consequential damages, including lost profits, of any kind whatsoever (including, without limitation, attorneys’ fees) under any provision of this Agreement or for any such damages arising out of any act or failure to act hereunder, each of which is hereby excluded by agreement of the parties regardless of whether such damages were foreseeable or whether either party or any entity had been advised of the possibility of such damages. In any event, the Administrator’s cumulative liability for each calendar year (a “Liability Period”) under this Agreement regardless of the form of action or legal theory shall be limited to its total annual compensation earned with respect to the Trust and fees payable hereunder during the preceding Compensation Period, as defined herein, for any liability or loss suffered by the Trust including, but not limited to, any liability relating to qualification of a Trust as a regulated investment company or any liability relating to the Trust’s compliance with any federal or state tax or securities statute, regulation or ruling during such Liability Period. “Compensation Period” shall mean the calendar year ending immediately prior to each Liability Period in which the event(s) giving rise to the Administrator’s liability for that period have occurred. Notwithstanding the foregoing, the Compensation Period for purposes of calculating the annual cumulative liability of the Administrator for the Liability Period commencing on the date of this Agreement and terminating on December 31, 2011 shall be the date of this Agreement through December 31, 2011, calculated on an annualized basis, and the Compensation Period for the Liability Period commencing January 1, 2012 and terminating on December 31, 2012 shall be the date of this Agreement through December 31, 2011, calculated on an annualized basis.

The Administrator shall not be responsible or liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its control, including without limitation, work stoppage, power or other mechanical failure, computer virus, natural disaster, governmental action or communication disruption.

The Company shall indemnify and hold the Administrator and its directors, officers, employees and agents harmless from all loss, cost, damage and expense, including reasonable fees and expenses for counsel, incurred by the Administrator resulting from any claim, demand, action or suit in connection with the Administrator’s acceptance of this Agreement, any action or omission by it in the performance of its duties hereunder, or as a result of acting upon any instructions reasonably believed by it to have been duly authorized by the Company, or upon reasonable reliance on information or records given or made by the Company, provided that this indemnification shall not apply to actions or omissions of the Administrator, its officers or employees in cases of its or their own negligence or willful misconduct.

The limitation of liability and indemnification contained herein shall survive the termination of this Agreement.

9.	CONFIDENTIALITY

The parties hereto agree that each shall treat confidentially all information provided by each party to the other party regarding its business and operations. All confidential information provided by a party hereto shall be used by the other party hereto solely for the purpose of rendering or receiving services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party. Neither party will use or disclose confidential information for purposes other than the activities contemplated by this Agreement or except as required by law, court process or pursuant to the lawful requirement of a governmental agency, or if the party is advised by counsel that it may incur liability for failure to make a disclosure, or except at the request or with the written consent of the other party.

Notwithstanding the foregoing, each party acknowledges that the other party may provide access to and use of confidential information relating to the other party to the disclosing party’s employees, contractors, agents, professional advisors, auditors or persons performing similar functions.

The foregoing shall not be applicable to any information (i) that is publicly available when provided or thereafter becomes publicly available, other than through a breach of this Agreement, (ii) that is independently derived by a party hereto without the use of any information provided by the other party hereto in connection with this Agreement, (iii) that is required in any legal or regulatory proceeding, investigation, audit, examination, subpoena, civil investigative demand or other similar process, or by operation of law or regulation, or (iv) where the party seeking to disclose has received the prior written consent of the party providing the information, which consent shall not be unreasonably withheld.

The undertakings and obligations contained in this Section shall survive the termination or expiration of this Agreement for a period of three (3) years.

10.	COMPLIANCE WITH GOVERNMENTAL RULES AND REGULATIONS; RECORDS

The Company acknowledges that the Company assumes full responsibility for complying with all securities, tax, commodities and other laws, rules and regulations applicable to it. The Company further acknowledges that the Company assumes full responsibility for making any filings required to be made with respect to the Company with regulatory authorities in the Cayman Islands or any other jurisdiction.

The Company is a subsidiary of an entity registered with the SEC under the 1940 Act. The Administrator agrees to perform its obligations hereunder as if the Company itself were so registered, and shall create and maintain in accordance with the 1940 Act and other applicable law any and all records relating to the services to be performed hereunder that it would be required to create and maintain under Section 31(a) of the 1940 Act or Rule 31a-1 or otherwise under the 1940 Act if the Company were so registered; provided however that the Administrator shall otherwise keep such records in the form and manner it deems advisable. Such records may be inspected by the Company or its agents during regular business hours upon reasonable prior notice. The Administrator may, at its option at any time, and shall forthwith upon the Company’s demand turn over to the Company and cease to retain in the Administrator’s files, records and documents created and maintained by the Administrator in performance of its service or for its protection, except to the extent that the Administrator is required to retain such records in accordance with laws, rules or regulations applicable to it as an administrator. At the end of the applicable retention period, such documents shall, at the Company’s option, either be turned over to the Company or destroyed in accordance with the Company’s authorization.

11.	SERVICES NOT EXCLUSIVE

The services of the Administrator to the Company are not to be deemed exclusive, and the Administrator shall be free to render similar services to others. The Administrator shall be deemed to be an independent contractor and shall, unless otherwise expressly provided herein or authorized by the Company from time to time, have no authority to act or represent the Company in any way or otherwise be deemed an agent of the Company.

12.	TERM, TERMINATION AND AMENDMENT

The term of this Agreement shall continue through January 1, 2014 (the “Initial Term”), unless earlier terminated as provided herein. After the expiration of the Initial Term, this Agreement shall automatically continue in full force and effect until either party terminates this Agreement on at least six (6) months’ prior written notice to the other party.

(a) Either party hereto may terminate this Agreement prior to the expiration of the Initial Term or any renewal term in the event the other party violates any material provision of this Agreement, provided that the non-violating party gives written notice of such violation to the violating party and the violating party does not cure such violation within forty-five (45) days of receipt of such notice.

(b) If a majority of the Company’s Board of Directors or the Barings Fund’s Board of Directors reasonably determines that the performance of the Administration Agreement under this Agreement does not meet industry standards, written notice of such determination setting forth the reasons for such determination shall be provided to the Administrator. In the event the Administrator shall not, within forty-five (45) days thereafter, cure identified deficiencies to the reasonable satisfaction of the Company’s Board of Directors or the Barings Fund’s Board of Directors, the Fund, with the authorization of the Company’s Board of Directors or the Barings Fund’s Board of Directors, may terminate this Agreement.

Upon termination of this Agreement, the Company shall pay to the Administrator such compensation as may be due as of the date of such termination and shall likewise reimburse the Administrator for its costs, expenses and disbursements.

This Agreement may be amended at any time by mutual written agreement of the parties hereto.

13.	NOTICES

Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, by overnight delivery through a commercial courier service, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

If to the Company:

MassMutual Barings Cayman Global Dynamic Asset Allocation Fund I, Ltd

c/o Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman

KY1-1104

Cayman Islands

Attention: The Directors

Telephone: +1 345 949 8066

Facsimile: +1 345 949 8080

If to the Administrator:

State Street Bank and Trust Company

P.O. Box 5049

Boston, MA 02206-5049

Attention: Fund Administration Legal Department

Facsimile: 617-662-3805

14.	ASSIGNMENT

This Agreement shall not be assigned by either party hereto without the prior consent in writing of the other party.

15.	SUCCESSORS

This Agreement shall be binding on and shall inure to the benefit of the Company and the Administrator and their respective successors and permitted assigns.

16.	DATA PROTECTION

The Administrator shall implement and maintain a comprehensive written information security program that contains appropriate security measures to safeguard the personal information of the Company’s shareholders, employees, directors and/or officers that the Administrator receives, stores, maintains, processes or otherwise accesses in connection with the provision of services hereunder. For these purposes, “personal information” shall mean (i) an individual’s name (first initial and last name or first name and last name), address or telephone number plus (a) social security number, (b) drivers license number, (c) state identification card number, (d) debit or credit card number, (e) financial account number or (f) personal identification number or password that would permit access to a person’s account or (ii) any combination of the foregoing that would allow a person to log onto or access an individual’s account. Notwithstanding the foregoing “personal information” shall not include information that is lawfully obtained from publicly available information, or from federal, state or local government records lawfully made available to the general public.

17.	ENTIRE AGREEMENT

This Agreement contains the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all previous representations, warranties or commitments regarding the services to be performed hereunder whether oral or in writing.

18.	WAIVER

The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver nor shall it deprive such party of the right thereafter to insist upon strict adherence to that term or any term of this Agreement. Any waiver must be in writing signed by the waiving party.

19.	SEVERABILITY

If any provision of this Agreement is invalid or unenforceable, the balance of the Agreement shall remain in effect, and if any provision is inapplicable to any person or circumstance it shall nevertheless remain applicable to all other persons and circumstances.

20.	GOVERNING LAW

This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

21.	REPRODUCTION OF DOCUMENTS

This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, xerographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

22.	COUNTERPARTS

This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

23. Any services performed in Massachusetts, USA, by or on behalf of the Administrator under this Agreement shall be limited to those activities which are identified in the Massachusetts Commissioner of Revenue’s Letter Ruling 01-4 as not subjecting a foreign company to taxation in Massachusetts.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their officers designated below as of the date first written above.

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Michael F. Rogers

Name:	Michael F. Rogers

Title:	Executive Vice President

MASSMUTUAL BARINGS CAYMAN GLOBAL DYNAMIC ASSET ALLOCATION FUND I, LTD.

By:	/s/ Richard J. Byrne

Name:	Richard Byrne

Title:	Director